Exhibit 99.1

Silence Therapeutics plc: Update on AIM Delisting

26 November 2021

LONDON, Silence Therapeutics plc, AIM:SLN and Nasdaq:SLN (“Silence” or “the Company”), a leader in the discovery, development and delivery of novel short interfering ribonucleic acid (siRNA) therapeutics for the treatment of diseases with significant unmet medical need, today provides a further update with respect to the cancellation of admission of its ordinary shares of nominal value £0.05 each (the “Ordinary Shares”) to trading on AIM (the “AIM Delisting”), as originally announced on 15 October 2021.

As previously announced, the last day of trading of the Company’s Ordinary Shares on AIM will be 29 November 2021 and the proposed AIM Delisting will be effective from 7.00 a.m. (London time) on 30 November 2021. Silence will retain the listing of its American Depositary Shares, each representing three Ordinary Shares (the “ADSs”), on the Nasdaq Global Market (“Nasdaq”) under the ticker symbol SLN. Following the AIM Delisting, the Company’s ADSs will remain listed, and will only be tradeable, on Nasdaq.

Information about the process to deposit Ordinary Shares for delivery of ADSs was provided in the announcement and circular published by the Company on 15 October 2021 and is also available on the Company’s website at www.silence-therapeutics.com/investors/AIM-Delisting.

Following the AIM Delisting, Investec Bank plc will cease to act as nominated adviser and broker to the Company.

Enquiries:

Silence Therapeutics plc Gem Hopkins, Head of IR & Corporate Communications	Tel: +1 (646) 637-3208

Investec Bank plc (Nominated Adviser and Broker) Daniel Adams/Gary Clarence	Tel: +44 (0) 20 7597 5970

European PR Consilium Strategic Communications Mary-Jane Elliott/Chris Welsh/Angela Gray silencetherapeutics@consilium-comms.com	Tel: +44 (0) 20 3709 5700

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body’s natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Silence’s proprietary mRNAi GOLD™ platform can be used to create siRNAs that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence’s wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) and SLN124 designed to address iron loading anemias. Silence also maintains ongoing research and development collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals, and Hansoh Pharma, among others. For more information, please visit https://www.silence-therapeutics.com/.